February 25, 2013

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of Disclosure Filed in Securities Exchange Act Annual Report Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that The Hanover Insurance Group, Inc. has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the fiscal year ended December 31, 2012, which was filed with the U.S. Securities and Exchange Commission on the date hereof. Such disclosure is on pages 29 and 30 of the Annual Report on Form 10-K, under the heading “Risk Factors – Our international operations expose us to additional risks which could cause a material adverse effect on our business, financial position and results of operations”, and is attached hereto as Appendix A.

Sincerely,

/s/ J. Kendall Huber
J. Kendall Huber
Executive Vice President, General
Counsel and Assistant Secretary

Appendix A

…the following disclosure is provided pursuant to Section 13(r) of the Securities Exchange Act of 1934, as amended, subsection (1)(D)(iii):

On July 1, 2011, the Company acquired Chaucer Holdings PLC, which at that time was a U.K. publicly traded company. Chaucer is the U.K.-based parent of an insurance group trading through the Lloyd’s of London insurance market.

In October 2007, prior to the Company’s acquisition of Chaucer, Syndicate 1084, which is managed by Chaucer, entered into a Master Slip (the “Master Slip”) pursuant to which it and several other Lloyd’s syndicates agreed to provide specified reinsurance to Dana Insurance Company (“Dana Insurance”). The underlying insureds were Iran Power Plant Project, Management Company (“MAPNA”) and Iran Power Development Company (“IPDC”).

The Master Slip, which was governed by the law of England and Wales, provided Dana Insurance with reinsurance of physical damage and third party liability coverages relating to the construction or adaptation of gas turbine power plants and steam generating units at various locations in Iran. The Master Policy provided for reinsurance coverage for designated projects that commenced between August 1, 2007 and July 31, 2009. Contracts with respect to each individual project were endorsed and designated as subject to the Master Slip during this same time period. The coverage periods extended from 33 to 36 month time periods from commencement of each designated project, and a twelve month extended maintenance period. Syndicate 1084, which was not the lead syndicate, accepted a 13.5% interest in the aggregate interests of the Master Slip.

Pursuant to these arrangements, Contract Endorsements relating to three separate projects expired in January, February and July of 2012, respectively. Chaucer, on behalf of Syndicate 1084, issued a unilateral termination notice dated December 27, 2012, with respect to a fourth Contract Endorsement which otherwise would have expired by its terms on March 10, 2013.

Prior to the acquisition of Chaucer on July 1, 2011, the Company notified the U.S. Office of Foreign Assets Control on June 29, 2011 that Syndicate 1084 was subject to certain pre-existing insurance obligations involving Iran. After the acquisition on July 1, 2011 and during 2012, neither Chaucer nor Syndicate 1084 entered into any new arrangement with Iran, paid any claims or received any premiums with respect to any interests in the Master Slip. Any payments or other transactions relating to the Master Slip would have been in any case subject to various laws and regulations of the United Kingdom and the European Union implemented pursuant to requirements under EU Counsel Regulation 961/2010 dated October 25, 2010. In addition, at no time in calendar years 2011 or 2012 did Chaucer and Syndicate 1084 enter into any new coverage, amendments, waivers, endorsements or other transactions affecting obligations under the Master Slip, other than issuing the notice of termination referenced above with respect to the only Contract Endorsement which was extant at the time that the Iran Threat Reduction and Syria Human Rights Act of 2012 was signed into law on August 10, 2012.

The Company is unable to ascertain with certainty the ownership of Dana Insurance, MAPNA or IPDC, but it believes that the Government of Iran, or an agency or instrumentality thereof, may directly or indirectly own substantial or controlling interests in some or all of these three entities. The Company has not identified any of these entities as having been designated by the United States as Specially Designated Nationals; engaged in any activities described in subsection (a) or (b) of section 5 of the Iran Sanctions Act of 1996, subsections (c)(2) of section 104 of the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010 or a transaction described in subsection (d)(1) of that section or section 105A(b)(2) of that Act; or subject to the blocking provisions of Executive Order Nos. 13224 or 13382.

The gross revenues attributable to the four Contract Endorsements extant in 2012 equaled $131,768, or approximately 0.003% of the Company’s total revenues; we are unable to calculate the net profits attributable to such policies in 2012, but, if any, they would be de minimus. By the end of 2012, all of the arrangements described above were in run-off and terminated by their respective terms or the subject of a notice of termination issued by Chaucer. The Company has no plans to continue such activities. No claims with respect to these Contract Endorsements or other policies previously issued and expired will be paid unless and until applicable sanctions or other restrictions imposed by the United States, United Kingdom and the European Union have been lifted, or licenses or other authorizations granted.